Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, November 8th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 1, 2018 to November 7, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
01.11.2018	680,467	50.9567	34,674,353	XPAR
01.11.2018	173,000	50.9962	8,822,343	CHIX
01.11.2018	64,000	51.0528	3,267,379	TRQX
01.11.2018	87,695	50.9733	4,470,104	BATE
02.11.2018	483,018	50.7701	24,522,872	XPAR
02.11.2018	80,000	50.8102	4,064,816	CHIX
02.11.2018	40,000	50.8121	2,032,484	TRQX
02.11.2018	50,000	50.8076	2,540,380	BATE
05.11.2018	428,763	51.1638	21,937,144	XPAR
05.11.2018	105,000	51.1829	5,374,205	CHIX
05.11.2018	39,000	51.0931	1,992,631	TRQX
05.11.2018	39,993	51.1824	2,046,938	BATE
06.11.2018	555,720	51.0716	28,381,510	XPAR
06.11.2018	118,100	51.0617	6,030,387	CHIX
06.11.2018	41,845	51.0869	2,137,731	TRQX
06.11.2018	45,003	51.0752	2,298,537	BATE
07.11.2018	415,763	51.6426	21,471,082	XPAR
07.11.2018	120,944	51.6787	6,250,229	CHIX
07.11.2018	42,679	51.6735	2,205,373	TRQX
07.11.2018	45,105	51.6968	2,331,784	BATE
Total	3,656,095	51.1071	186,852,281

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com